FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 333-07654

            ENDESA, S.A.
 (Translation of Registrant's Name into English)

Principe de Vergara, 187
      28002 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

These tables were inadvertently not included with the 10/29/02 6-K filing due to a computer related problem which did not attach the MS Excel tables to the MS Word document. We unfortunately did not realize this oversight until now.

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2002 AND DECEMBER 31, 2001
(Unaudited)

	Euro Million
ASSETS	Sept. 30 '02	Dec 31'01	Variation
Utility plant and intangible assets	27,938	30,720	(2,782)	-9.06%
Financial investments	7,314	7,138	176	2.47%
Goodwill	5,436	5,543	(107)	-1.93%
Deferred charges	568	663	(95)	-14.33%
Current assets	7,927	6,123	1,804	29.47%
TOTAL	49,183	50,187	(1,004)	-2.00%

STOCKHOLDERS' EQUITY	Euro Million
AND LIABILITIES	Sept. 30 '02	Dec 31'01	Variation
Stockholder's equity	7,725	8,656	(931)	-10.76%
Subscribed capital stock	1,271	1,271		0.00%
Reserves	8,705	7,765	940	12.11%
FX translation differences	(3,353)	(1,859)	(1,494)	-80.37%
Income allocable to the controlling company	1,102	1,479	(377)	-25.49%
Minority interests	3,110	3,762	(652)	-17.33%
Negative goodwill	29	29		0.00%
Deferred revenues	1,307	1,214	93	7.66%
Provisions for contingencies and expenses	4,216	4,216		0.00%
Long term debt	21,339	22,700	(1,361)	-5.99%
Current liabilities	11,457	9,610	1,847	19.22%
TOTAL	49,183	50,187	(1,004)	-2.00%

ENDESA S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001 (Unaudited)

	Euro Million
	Sept. 30 '02	Sept. 30 '01	Variation
OPERATING REVENUES	12,488	11,671	817	7.00%
Sales	12,116	11,327	789	6.97%
Capitalized expenses	240	227	13	5.73%
Other operating revenues	132	117	15	12.82%

OPERATING EXPENSES	10,225	9,222	1,003	10.88%
Purchases	7,030	5,860	1,170	19.97%
Electricity purchased	4,721	4,002	719	17.97%
Raw materials and other supplies	1,781	1,417	364	25.69%
Power transmission and other external expenses	528	441	87	19.73%
Personnel expenses	919	998	(79)	-7.92%
Depreciation and amortization	1,333	1,341	(8)	-0.60%
Change in operating provisions	45	100	(55)	-55.00%
Other operating expenses	898	923	(25)	-2.71%

OPERATING INCOME	2,263	2,449	(186)	-7.59%

FINANCIAL REVENUES	880	482	398	82.57%
Financial revenues	171	139	32	23.02%
Foreign exchange gains	517	233	284	121.89%
Monetary adjustments	192	110	82	74.55%

FINANCIAL EXPENSES	2,479	1,567	912	58.20%
Financial expenses	1,122	1,237	(115)	-9.30%
Change in provisions for financial investments	5	(3)	8	266.67%
Foreign exchange losses	1,352	333	1,019	306.01%

FINANCIAL INCOME (LOSS)	(1,599)	(1,085)	(514)	-47.37%

Equity in the income (loss) of companies carried by the equity method	(89)	(83)	(6)	-7.23%
Amortization of goodwill and reverse negative goodwill	(262)	(210)	(52)	24.76%
ORDINARY INCOME (LOSS)	313	1,071	(758)	-70.77%

NONOPERATING INCOME (LOSS)	574	426	148	34.74%

CONSOLIDATED INCOME BEFORE INCOME TAXES	887	1,497	(610)	-40.75%
Income taxes	45	260	(215)	-82.69%

CONSOLIDATED INCOME FOR THE YEAR	842	1,237	(395)	-31.93%
Income allocated to minority interests	(260)	190	(450)	-236.84%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	1,102	1,047	55	5.25%
Net income per share (expressed in euros)	1.04	0.99	0.05	5.25%

Cash flow	2,809	2,971	(162)	-5.45%
EBITDA	3,596	3,790	(194)	-5.12%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
BY BUSINESS LINES
FOR THE PERIOD ENDED SEPTEMBER 30, 2002
(Unaudited)
Amounts in Euro Million

	DOMESTIC ELECTRICITY	LATAM ELECTRICITY	EUROPE ELECTRICITY	OTHER BUSINESSES
OPERATING REVENUES	7,986	3,194	1,099	209
Sales	7,883	2,972	1,091	170
Capitalized expenses	53	165	3	19
Other operating revenues	50	57	5	20

OPERATING EXPENSES	6,808	2,227	1,004	186
Purchases	4,944	1,188	806	92
Electricity purchased	3,581	861	278	1
Raw materials and other supplies	1,093	139	470	79
Power transmission and other external expenses	270	188	58	12
Personnel expenses	613	226	58	22
Depreciation and amortization	797	422	84	30
Change in operating provisions	32	12		1
Other operating expenses	422	379	56	41

OPERATING INCOME	1,178	967	95	23

FINANCIAL REVENUES	64	800	3	13
Financial revenues	23	138	3	7
Foreign exchange gains	41	470		6
Monetary adjustments		192

FINANCIAL EXPENSES	447	1,918	47	67
Financial expenses	444	570	47	61
Change in provisions for financial investments				5
Foreign exchange losses	3	1,348		1

FINANCIAL INCOME (LOSS)	(383)	(1,118)	(44)	(54)

Equity in the income (loss) of companies carried by the equity method	55	(4)	16	(156)
Amortization of goodwill and reverse negative goodwill	(6)	(157)	(69)	(30)
ORDINARY INCOME (LOSS)	844	(312)	(2)	(217)

NONOPERATING INCOME (LOSS)	755	(201)	(27)	47

CONSOLIDATED INCOME BEFORE INCOME TAXES	1,599	(513)	(29)	(170)
Income taxes	274	(124)	(34)	(71)

CONSOLIDATED INCOME FOR THE YEAR	1,325	(389)	5	(99)
Income allocated to minority interests	2	(279)	11	6

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	1,323	(110)	(6)	(105)

Cash flow	1,286	1,306	124	93
EBITDA	1,975	1,389	179	53

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
NATIONAL
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited)

DOMESTIC ELECTRICITY BUSINESS
	Euro Million
	Sept. 30 '02	Sept. 30 '01	Variation
OPERATING REVENUES	7,986	7,473	513	6.86%
Sales	7,883	7,377	506	6.86%
Capitalized expenses	53	58	(5)	-8.62%
Other operating revenues	50	38	12	31.58%

OPERATING EXPENSES	6,808	6,010	798	13.28%
Purchases	4,944	4,079	865	21.21%
Electricity purchased	3,581	2,801	780	27.85%
Raw materials and other supplies	1,093	1,049	44	4.19%
Power transmission and other external expenses	270	229	41	17.90%
Personnel expenses	613	660	(47)	-7.12%
Depreciation and amortization	797	812	(15)	-1.85%
Change in operating provisions	32	48	(16)	-33.33%
Other operating expenses	422	411	11	2.68%

OPERATING INCOME	1,178	1,463	(285)	-19.48%

FINANCIAL REVENUES	64	24	40	166.67%
Financial revenues	23	15	8	53.33%
Foreign exchange gains	41	9	32	355.56%

FINANCIAL EXPENSES	447	495	(48)	-9.70%
Financial expenses	444	508	(64)	-12.60%
Change in provisions for financial investments		(13)	13	100.00%
Foreign exchange losses	3		3	N/A

FINANCIAL INCOME (LOSS)	(383)	(471)	88	18.68%

Equity in the income (loss) of companies carried by the equity method	55	26	29	111.54%
Amortization of goodwill and reverse negative goodwill	(6)	(3)	(3)	100.00%
ORDINARY INCOME (LOSS)	844	1,015	(171)	-16.85%

NONOPERATING INCOME (LOSS)	755	(115)	870	756.52%

CONSOLIDATED INCOME BEFORE INCOME TAXES	1,599	900	699	77.67%
Income taxes	274	255	19	7.45%

CONSOLIDATED INCOME FOR THE YEAR	1,325	645	680	105.43%
Income allocated to minority interests	2		2	N/A

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	1,323	645	678	105.12%

Cash flow	1,286	1,753	(467)	-26.64%
EBITDA	1,975	2,275	(300)	-13.19%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICA
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited)

LATIN AMERICAN ELECTRICITY BUSINESS
	Euro Million
	Sept. 30 '02	Sept. 30 '01	Variation
OPERATING REVENUES	3,194	3,902	(708)	-18.14%
Sales	2,972	3,694	(722)	-19.55%
Capitalized expenses	165	148	17	11.49%
Other operating revenues	57	60	(3)	-5.00%

OPERATING EXPENSES	2,227	2,877	(650)	-22.59%
Purchases	1,188	1,603	(415)	-25.89%
Electricity purchased	861	1,188	(327)	-27.53%
Raw materials and other supplies	139	226	(87)	-38.50%
Power transmission and other external expenses	188	189	(1)	-0.53%
Personnel expenses	226	304	(78)	-25.66%
Depreciation and amortization	422	477	(55)	-11.53%
Variation in operating provisions	12	46	(34)	-73.91%
Other operating expenses	379	447	(68)	-15.21%

OPERATING INCOME	967	1,025	(58)	-5.66%

FINANCIAL REVENUES	800	445	355	79.78%
Financial revenues	138	115	23	20.00%
Foreign exchange gains	470	220	250	113.64%
Monetary adjustments	192	110	82	74.55%

FINANCIAL EXPENSES	1,918	976	942	96.52%
Financial expenses	570	652	(82)	-12.58%
Change in provisions for financial investments		4	(4)	-100.00%
Foreign exchange losses	1,348	320	1,028	321.25%

FINANCIAL INCOME (LOSS)	(1,118)	(531)	(587)	-110.55%

Equity in the income (loss) of companies carried by the equity method	(4)	(2)	(2)	100.00%
Amortization of goodwill	(157)	(174)	17	-9.77%
ORDINARY INCOME (LOSS)	(312)	318	(630)	-198.11%

NONOPERATING INCOME (LOSS)	(201)	505	(706)	-139.80%

CONSOLIDATED INCOME BEFORE INCOME TAXES	(513)	823	(1,336)	-162.33%
Income taxes	(124)	102	(226)	-221.57%

CONSOLIDATED INCOME FOR THE YEAR	(389)	721	(1,110)	-153.95%
Income allocated to minority interests	(279)	186	(465)	-250.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	(110)	535	(645)	-120.56%

Cash flow	1,306	1,161	145	12.49%
EBITDA	1,389	1,502	(113)	-7.52%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
EUROPE
FOR THE PERIOD ENDED SEPTEMBER 30, 2002
(Unaudited)

EUROPEAN ELECTRICITY BUSINESS
Euro Million
Sept. 30 '02
OPERATING REVENUES	1,099
Sales	1,091
Capitalized expenses	3
Other operating revenues	5

OPERATING EXPENSES	1,004
Purchases	806
Electricity purchased	278
Raw materials and other supplies	470
Power transmission and other external expenses	58
Personnel expenses	58
Depreciation and amortization	84
Variation in operating provisions
Other operating expenses	56

OPERATING INCOME	95

FINANCIAL REVENUES	3
Financial revenues	3
Foreign exchange gains
Monetary adjustments

FINANCIAL EXPENSES	47
Financial expenses	47
Change in provisions for financial investments
Foreign exchange losses

FINANCIAL INCOME (LOSS)	(44)

Equity in the income (loss) of companies carried by the equity method	16
Amortization of goodwill	(69)
ORDINARY INCOME (LOSS)	(2)

NONOPERATING INCOME (LOSS)	(27)

CONSOLIDATED INCOME BEFORE INCOME TAXES	(29)
Income taxes	(34)

CONSOLIDATED INCOME FOR THE YEAR	5
Income allocated to minority interests	11

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	(6)

Cash flow	124
EBITDA	179

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
OTHER BUSINESSES
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited)

OTHER BUSINESSES
	Euro Million
	Sept. 30 '02	Sept. 30 '01	Variation
OPERATING REVENUES	209	296	(87)	-29.39%
Sales	170	256	(86)	-33.59%
Capitalized expenses	19	21	(2)	-9.52%
Other operating revenues	20	19	1	5.26%

OPERATING EXPENSES	186	335	(149)	-44.48%
Purchases	92	178	(86)	-48.31%
Electricity purchased	1	13	(12)	-92.31%
Raw materials and other supplies	79	142	(63)	-44.37%
Power transmission and other external expenses	12	23	(11)	-47.83%
Personnel expenses	22	34	(12)	-35.29%
Depreciation and amortization	30	52	(22)	-42.31%
Variation in operating provisions	1	6	(5)	-83.33%
Other operating expenses	41	65	(24)	-36.92%

OPERATING INCOME	23	(39)	62	158.97%

FINANCIAL REVENUES	13	13		0.00%
Financial revenues	7	9	(2)	-22.22%
Foreign exchange gains	6	4	2	50.00%

FINANCIAL EXPENSES	67	96	(29)	-30.21%
Financial expenses	61	77	(16)	-20.78%
Change in provisions for financial investments	5	6	(1)	-16.67%
Foreign exchange losses	1	13	(12)	-92.31%

FINANCIAL INCOME (LOSS)	(54)	(83)	29	34.94%

Equity in the income (loss) of companies carried by the equity method	(156)	(107)	(49)	45.79%
Amortization of goodwill	(30)	(33)	3	-9.09%
ORDINARY INCOME (LOSS)	(217)	(262)	45	17.18%

NONOPERATING INCOME (LOSS)	47	36	11	30.56%

CONSOLIDATED INCOME BEFORE INCOME TAXES	(170)	(226)	56	24.78%
Income taxes	(71)	(97)	26	-26.80%

CONSOLIDATED INCOME FOR THE YEAR	(99)	(129)	30	23.26%
Income allocated to minority interests	6	4	2	50.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	(105)	(133)	28	21.05%

Cash flow	93	57	36	63.16%
EBITDA	53	13	40	307.69%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
ON A QUARTERLY BASIS
(Unaudited)

	Euro Million
	3Q 2002	3Q 2001	Variation
OPERATING REVENUES	3,992	4,070	(78)	-1.92%
Sales	3,895	3,908	(13)	-0.33%
Capitalized expenses	71	124	(53)	-42.74%
Other operating revenues	26	38	(12)	-31.58%

OPERATING EXPENSES	3,316	3,322	(6)	-0.18%
Purchases	2,284	2,186	98	4.48%
Electricity purchased	1,513	1,507	6	0.40%
Raw materials and other supplies	595	534	61	11.42%
Power transmission and other external expenses	176	145	31	21.38%
Personnel expenses	293	331	(38)	-11.48%
Depreciation and amortization	460	444	16	3.60%
Change in operating provisions	4	65	(61)	-93.85%
Other operating expenses	275	296	(21)	-7.09%

OPERATING INCOME	676	748	(72)	-9.63%

FINANCIAL REVENUES	477	156	321	205.77%
Financial revenues	74	40	34	85.00%
Foreign exchange gains	258	119	139	116.81%
Monetary adjustments	145	(3)	148	4933.33%

FINANCIAL EXPENSES	758	531	227	42.75%
Financial expenses	372	401	(29)	-7.23%
Change in provisions for financial investments	3	6	(3)	-50.00%
Foreign exchange losses	383	124	259	208.87%

FINANCIAL INCOME (LOSS)	(281)	(375)	94	25.07%

Equity in the income (loss) of companies carried by the equity method	(25)	(9)	(16)	-177.78%
Amortization of goodwill and reverse negative goodwill	(81)	(68)	(13)	19.12%
ORDINARY INCOME (LOSS)	289	296	(7)	-2.36%

NONOPERATING INCOME (LOSS)	(92)	97	(189)	-194.85%

CONSOLIDATED INCOME BEFORE INCOME TAXES	197	393	(196)	-49.87%
Income taxes	(75)	69	(144)	-208.70%

CONSOLIDATED INCOME FOR THE YEAR	272	324	(52)	-16.05%
Income allocated to minority interests	7	34	(27)	-79.41%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	265	290	(25)	-8.62%

Cash flow	1,214	990	224	22.63%
EBITDA	1,136	1,192	(56)	-4.70%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME DOMESTIC ELECTRICITY BUSINESS
ON A QUARTERLY BASIS
(Unaudited)

DOMESTIC ELECTRICITY BUSINESS
	Euro Million
	3Q 2002	3Q 2001	Variation
OPERATING REVENUES	2,694	2,716	(22)	-0.81%
Sales	2,666	2,684	(18)	-0.67%
Capitalized expenses	15	22	(7)	-31.82%
Other operating revenues	13	10	3	30.00%

OPERATING EXPENSES	2,270	2,311	(41)	-1.77%
Purchases	1,640	1,638	2	0.12%
Electricity purchased	1,173	1,142	31	2.71%
Raw materials and other supplies	363	427	(64)	-14.99%
Power transmission and other external expenses	104	69	35	50.72%
Personnel expenses	204	217	(13)	-5.99%
Depreciation and amortization	270	272	(2)	-0.74%
Change in operating provisions	13	45	(32)	-71.11%
Other operating expenses	143	139	4	2.88%

OPERATING INCOME	424	405	19	4.69%

FINANCIAL REVENUES	10	7	3	42.86%
Financial revenues	11		11	N/A
Foreign exchange gains	(1)	7	(8)	-114.29%

FINANCIAL EXPENSES	155	159	(4)	-2.52%
Financial expenses	152	178	(26)	-14.61%
Foreign exchange losses	3	(19)	22	115.79%

FINANCIAL INCOME (LOSS)	(145)	(152)	7	4.61%

Equity in the income (loss) of companies carried by the equity method	31	21	10	47.62%
Amortization of goodwill and reverse negative goodwill	(3)	(3)
ORDINARY INCOME (LOSS)	307	271	36	13.28%

NONOPERATING INCOME (LOSS)	(118)	5	(123)	-2460.00%

CONSOLIDATED INCOME BEFORE INCOME TAXES	189	276	(87)	-31.52%
Income taxes	35	63	(28)	-44.44%

CONSOLIDATED INCOME FOR THE YEAR	154	213	(59)	-27.70%
Income allocated to minority interests	1		1	N/A

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	153	213	(60)	-28.17%

Cash flow	586	484	102	21.07%
EBITDA	694	677	17	2.51%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICAN ELECTRICITY BUSINESS
ON A QUARTERLY BASIS

LATIN AMERICAN ELECTRICITY BUSINESS
	Euro Million
	3Q 2002	3Q 2001	Variation
OPERATING REVENUES	911	1,255	(344)	-27.41%
Sales	849	1,136	(287)	-25.26%
Capitalized expenses	52	98	(46)	-46.94%
Other operating revenues	10	21	(11)	-52.38%

OPERATING EXPENSES	652	898	(246)	-27.39%
Purchases	340	487	(147)	-30.18%
Electricity purchased	235	362	(127)	-35.08%
Raw materials and other supplies	45	60	(15)	-25.00%
Power transmission and other external expenses	60	65	(5)	-7.69%
Personnel expenses	63	102	(39)	-38.24%
Depreciation and amortization	154	154		0.00%
Variation in operating provisions	(10)	19	(29)	-152.63%
Other operating expenses	105	136	(31)	-22.79%

OPERATING INCOME	259	357	(98)	-27.45%

FINANCIAL REVENUES	460	143	317	221.68%
Financial revenues	59	37	22	59.46%
Foreign exchange gains	256	109	147	134.86%
Monetary adjustments	145	(3)	148	4933.33%

FINANCIAL EXPENSES	562	349	213	61.03%
Financial expenses	182	198	(16)	-8.08%
Foreign exchange losses	380	147	233	158.50%

FINANCIAL INCOME (LOSS)	(102)	(206)	104	50.49%

Equity in the income (loss) of companies carried by the equity method	(5)	(6)	1	-16.67%
Amortization of goodwill and reverse negative goodwill	(45)	(54)	9	-16.67%
ORDINARY INCOME (LOSS)	107	91	16	17.58%

NONOPERATING INCOME (LOSS)	9	59	(50)	-84.75%

CONSOLIDATED INCOME BEFORE INCOME TAXES	116	150	(34)	-22.67%
Income taxes	(51)	27	(78)	-288.89%

CONSOLIDATED INCOME FOR THE YEAR	167	123	44	35.77%
Income allocated to minority interests	12	32	(20)	-62.50%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	155	91	64	70.33%

Cash flow	586	461	125	27.11%
EBITDA	413	511	(98)	-19.18%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
EUROPEAN ELECTRICITY BUSINESS
ON A QUARTERLY BASIS

EUROPEAN ELECTRICITY BUSINESS
Euro Million
3Q 2002
OPERATING REVENUES	315
Sales	317
Capitalized expenses	1
Other operating revenues	(3)

OPERATING EXPENSES	326
Purchases	266
Electricity purchased	104
Raw materials and other supplies	154
Power transmission and other external expenses	8
Personnel expenses	20
Depreciation and amortization	27
Variation in operating provisions
Other operating expenses	13

OPERATING INCOME	(11)

FINANCIAL REVENUES	1
Financial revenues	1
Foreign exchange gains
Monetary adjustments

FINANCIAL EXPENSES	16
Financial expenses	16
Change in provisions for financial investments
Foreign exchange losses

FINANCIAL INCOME (LOSS)	(15)

Equity in the income (loss) of companies carried by the equity method	5
Amortization of goodwill and reverse negative goodwill	(23)
ORDINARY INCOME (LOSS)	(44)

NONOPERATING INCOME (LOSS)	(17)

CONSOLIDATED INCOME BEFORE INCOME TAXES	(61)
Income taxes	(39)

CONSOLIDATED INCOME FOR THE YEAR	(22)
Income allocated to minority interests	(6)

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	(16)

Cash flow	4
EBITDA	16

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
OTHER BUSINESSES
ON A QUARTERLY BASIS

OTHER BUSINESSES
	Euro Million
	3Q 2002	3Q 2001	Variation
OPERATING REVENUES	72	99	(27)	-27.27%
Sales	63	88	(25)	-28.41%
Capitalized expenses	3	4	(1)	-25.00%
Other operating revenues	6	7	(1)	-14.29%

OPERATING EXPENSES	68	113	(45)	-39.82%
Purchases	38	61	(23)	-37.70%
Electricity purchased	1	3	(2)	-66.67%
Raw materials and other supplies	33	47	(14)	-29.79%
Power transmission and other external expenses	4	11	(7)	-63.64%
Personnel expenses	6	12	(6)	-50.00%
Depreciation and amortization	9	18	(9)	-50.00%
Variation in operating provisions	1	1
Other operating expenses	14	21	(7)	-33.33%

OPERATING INCOME	4	(14)	18	128.57%

FINANCIAL REVENUES	6	6
Financial revenues	3	3
Foreign exchange gains	3	3

FINANCIAL EXPENSES	25	23	2	8.70%
Financial expenses	22	25	(3)	-12.00%
Change in provisions for financial investments	3	2	1	50.00%
Foreign exchange losses		(4)	4	-100.00%

FINANCIAL INCOME (LOSS)	(19)	(17)	(2)	-11.76%

Equity in the income (loss) of companies carried by the equity method	(56)	(24)	(32)	-133.33%
Amortization of goodwill and reverse negative goodwill	(10)	(11)	1	-9.09%
ORDINARY INCOME (LOSS)	(81)	(66)	(15)	-22.73%

NONOPERATING INCOME (LOSS)	34	33	1	3.03%

CONSOLIDATED INCOME BEFORE INCOME TAXES	(47)	(33)	(14)	-42.42%
Income taxes	(20)	(21)	1	4.76%

CONSOLIDATED INCOME FOR THE YEAR	(27)	(12)	(15)	-125.00%
Income allocated to minority interests		2	(2)	-100.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	(27)	(14)	(13)	-92.86%

Cash flow	38	45	(7)	-15.56%
EBITDA	13	4	9	-225.00%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited)

	Euro Million
FUNDS OBTAINED FROM	Sept. 30 '02	Sept. 30 '01	Variation
Operations	2,809	2,971	(162)	-5.45%
Disposal of consolidated companies	1,684		1,684	N/A
Sale of fixed assets	140	948	(808)	-85.23%
Repayment or transfers to short-term of financial investment	113	267	(154)	-57.68%
Capital subsidies and deferred revenues	186	158	28	17.72%
Long term finance from creditors		539	(539)	-100.00%
TOTAL FUNDS OBTAINED	4,932	4,883	49	1.00%

	Euro Million
FUNDS USED FOR	Sept. 30 '02	Sept. 30 '01	Variation
Intangible assets and utility plant	1,512	1,474	38	2.58%
Financial investments	666	2,428	(1,762)	-72.57%
Dividends of the controlling company	724	433	291	67.21%
Acquisition of shares of the controlling company	13	132	(119)	-90.15%
Acquisition of shares of the consolidated companies	127	14	113	807.14%
Capital reduction of the controlling company and dividends allocated to minority interests	146	126	20	15.87%
Net change of debt	792	(2,274)	3,066	134.83%
Provisions for contingencies and expenses	239	1,228	(989)	-80.54%
TOTAL FUNDS USED	4,219	3,561	658	18.48%

INCREASE IN WORKING CAPITAL	713	1,322
DECREASE IN WORKING CAPITAL

Consolidated Balance by business line for the period ended September 30, 2002

									Euro Million
	Generation	Distribution	Supply	Services	Europe	Other Businesses	Latin America	Corporate Structure	Adjustments	Total Consolidated
Intangible Assets	39	118	35	52	40	130	81	31	16	542
Utility plant	8,193	6,529	30	53	2,322	501	9,304	133	331	27,396
Financial investments	679	914	7	139	462	1,559	1,891	39,561	-37,898	7,314
Goodwill	0	8	0	0	1,743	774	2,819	0	92	5,436
Deferred charges	34	178	1	0	2	10	125	699	-481	568
Current assets	1,413	1,152	824	62	339	333	2,677	3,400	-2,273	7,927
TOTAL	10,358	8,899	897	306	4,908	3,307	16,897	43,824	-40,213	49,183

Stockholder's equity	4,064	1,356	70	72	1,416	773	2,122	18,728	-20,876	7,725
Minority interests	0	0	0	2	1,104	57	1,860	0	87	3,110
Negative goodwill	27	68	0	0	0	3	17	0	-86	29
Deferred revenues	111	940	6	42	0	28	197	10	-27	1,307
Provisions for contingencies and expenses	1,101	1,840	26	126	166	60	478	408	11	4,216
Long term debt	3,268	3,523	553	4	708	1,722	8,973	19,807	-17,219	21,339
Current liabilities	1,787	1,172	242	60	1,514	664	3,250	4,871	-2,103	11,457
TOTAL	10,358	8,899	897	306	4,908	3,307	16,897	43,824	-40,213	49,183

Statement of Income by business line for the period ended September 30, 2002

Euro Million	Generation	Distribution	Supply	Services	Europe	Other Businesses	Latin America	Corporate Structure	Adjustments	Total Consolidated
Revenues	3,436	4,233	945	126	1,091	170	2,972	-308	-549	12,116
Other operating revenues	34	64	18	0	8	39	222	25	-38	372
Purchases	-1,299	-2,879	-581	28	-748	-80	-1,000	-117	174	-6,502
Other external expenses	-272	-419	-273	-100	-114	-53	-567	-37	409	-1,426
Personnel expenses	-245	-255	-22	-32	-58	-22	-226	-59	0	-919
Depreciation and amortization + changes in provisions	-499	-272	-12	-16	-84	-31	-434	-30	0	-1,378
Operating income (loss)	1,155	472	75	6	95	23	967	-526	-4	2,263
Financial Income (Loss)	-101	-162	-13	-2	-44	-54	-1,118	-109	4	-1,599
Income from equity method	0	2	0	0	-53	-186	-161	47	0	-351
Nonoperating income (Loss)	908	93	-1	1	-27	47	-201	-246	0	574
Income before taxes	1,962	405	61	5	-29	-170	-513	-834	0	887
Income Taxes	-451	-108	-21	-2	34	71	124	308	0	-45
Minority interests	0	0	0	0	-11	-6	279	-2	0	260
NET INCOME (*)	1,511	297	40	3	-6	-105	-110	-528	0	1,102

(*) Before allocation of Corporate Structure's financial expenses to the businesses.

ENDESA S.A. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEETS
ENERSIS BY EQUITY METHOD
AS OF SEPTEMBER 30, 2002
(Unaudited)

Euro Million

ASSETS	30.09.02
Utility plant and intangible assets	18,794
Financial investments	7,760
Goodwill	3,926
Deferred charges	412
Current assets	6,023
TOTAL	36,915

STOCKHOLDERS' EQUITY
AND LIABILITIES	30.09.02
Stockholder's equity	7,725
Subscribed capital stock	1,271
Reserves	8,705
FX translation differences	(3,353)
Income allocable to the controlling company	1,102
Minority interests	1,217
Negative goodwill	29
Deferred revenues	1,197
Provisions for contingencies and expenses	3,878
Long term debt	14,343
Current liabilities	8,526
TOTAL	36,915

ENDESA S.A. AND CONSOLIDATED SUBSIDIARIES FINANCIAL INVESTMENTS (ENERSIS BY EQUITY METHOD) AS OF SEPTEMBER 30, 2002 (Unaudited)

Euro million		Euro million	BALANCE

GOODWILL OF GLOBAL CONSOLIDATED COMPANIES	1,497	LONG TERM INVESTMENTS IN SECURITIES	299
Endesa Holding Italia	1,479	Nueva Nuinsa, S.L.	68
Caboblanco	11	Euskaltel	26
Otros	7	Teneguia Gestión Financiera S.L.	20
		AIE Ascó - Vandellós	16
INVESTMENTS CARRIED OUT BY EQUITY METHOD AND GOODWILL	4,581	Lyonnaise D'eaux	14
Auna	1,107	DS2	13
Enersis	632	Minas y Ferrocarriles de Utrillas	9
Smartcom	567	Minas Gargallo	9
Repsol	527	Ecasa	8
Snet	444	Dicogexsa	7
Luz de Bogotá (CODENSA)	408	Arch Coal Inc. (A.C.I.)	5
Capital Energía (EMGESA)	291	Reganosa	4
Aguas de Barcelona	114	Other	100
Cerj	104
Investluz (COELCE)	85
Red Eléctrica de España, S.A. (REE)	80	LOANS	2,126
Tejo	58	Enersis	1,342
Distrilima	28	Guarantees and deposits	298
Compañía Peruana de Electricidad, S.A. (CPE)	23	Fixed income securities	100
NQF GAS	21	Loans to personnel	78
Central Generadora Termoeléctrica	20	Elcogás	70
Consorcio Energético Punta Cana-Macao, S.A. (CEPM)	14	Loans to Ecyr subsidiaries	42
ENDITEL I	10	Auna	30
Edesur	6	Emesa	21
Cemsa	6	Enditel I	19
P.E. Sierra del Madero	6	Megasa	16
Yacilec	5	Soprolif	5
Cía Eólica Tierras Altas	5	Other	105
Tirme	5
P.E. de Barbanza	5	Advanced tax and tax credit and other	3,183
Sda. Eólica de Andalucía	5
Cien	-19	TOTAL FINANCIAL INVESTMENTS and GOODWILL	11,686
Other	24

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2003	ENDESA, S.A. By: /s/ Jacinto Pariente Name: Jacinto Pariente Title: Manager of North America Investor Relations